UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Confirms Offshore Restructuring Arrangements and Interim Financing

We, LDK Solar Co., Ltd., in provisional liquidation, have announced that, subsequent to the Grand Court of the Cayman Islands (the “Cayman Court”) appointment of Tammy Fu and Eleanor Fisher, both partners of Zolfo Cooper (Cayman) Limited, as our joint provisional liquidators (“JPLs”) on February 27, 2014, we, working together with the JPLs, have engaged in extensive negotiations with our offshore creditors with a view toward reaching agreement on the terms of an offshore restructuring. As of the date of this announcement, we have received:

•	signatures to a restructuring support agreement (the “Senior Notes RSA”) from the holders of approximately 60% in aggregate principal amount of our 10% Senior Notes due 2014 (the “Senior Notes”);

•	signatures to a separate restructuring support agreement (the “Preferred Obligations RSA”) from the holders of approximately 79% of the convertible preferred shares issued by our affiliate and involving claims against us (the “Preferred Obligations”);

•	signatures to both the Senior Notes RSA and the Preferred Obligations RSA from the debtors of the Senior Notes and the Preferred Obligations and a majority of our shareholders; and

•	a signed commitment letter from Heng Rui Xin Energy (HK) Co., Limited (“HRX”), one of our existing shareholders, to provide an interim financing (the “Interim Financing”) up to an aggregate principal amount of US$14 million.

The execution of both the Senior Notes RSA and the Preferred Obligations RSA and the commitment to the Interim Financing represent a significant step for us in our efforts to restructure our offshore obligations, although the entry by us into the Senior Notes RSA, the Preferred Obligations RSA and the Interim Financing is subject to the sanction of the Cayman Court, currently expected to be on or around April 2, 2014 at a scheduled hearing.

The principal terms of the offshore restructuring transactions as contemplated in the Senior Notes RSA and the Preferred Obligations RSA (the “Restructuring Transactions”) are summarized below:

SENIOR NOTES

Overview	Renminbi-denominated US$-settled 10% Senior Notes due February 28, 2014, with an aggregate principal amount of Rmb 1,631,600,000 currently outstanding, issued pursuant to an indenture dated as of February 28, 2011, as amended and supplemented, among our company, LDK Solar Co., Ltd., as issuer, LDK Solar USA, Inc., LDK Solar International Company Limited, LDK Solar Europe Holding S.A., LDK Solar Italia S.R.L. (currently in liquidation), LDK Trading Service Germany GmbH, LDK Solar Hi-Tech (Hong Kong) Co., Limited, LDK Solar Tech USA, Inc., LDK Solar Spain S.L., and LDK PV Tech (Hong Kong) Co., Limited, as subsidiary guarantors, and the indenture trustee, among others party thereto.

Senior Notes claim	Equal to the aggregate principal amount of Senior Notes, plus (i) accrued interest at the interest rate of the Senior Notes through June 3, 2013 and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring of the Senior Notes as contemplated in the Senior Notes RSA.
Treatment of Senior Notes Claim

Each holder of a Senior Notes claim may choose to:

(1) cash-out its outstanding Senior Notes claim, and/or

(2) exchange its outstanding Senior Notes claim into our ordinary shares (“Shares”) and our bonds convertible into American depositary shares (“ADSs”) representing Shares (the “CBs”);

provided that any holder of a Senior Notes claim that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to any maximum cash amount limit on such cash-out option, with the excess of its Senior Notes claim deemed to have chosen the exchange for Shares and CBs in (2) above with the initial equity election at 8.736% of its remaining Senior Notes claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

Cash-out Option	Cash payment of US$0.20 per US$1.00 of the Senior Notes claim subject to a cap of US$50 million of total Senior Notes claim (or US$10 million maximum cash amount), unless we determine that we have additional funding for payment of a higher amount (in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the Preferred Obligations claim and holders of the Senior Notes claim requesting the cash-out); provided, however, that if the cash amount allocated to holders of the Senior Notes claim is less than that necessary to satisfy all holders of Senior Notes claim electing this cash-out option, any excess cash amount not used by holders of the Preferred Obligations claim, after satisfying the election of their cash-out option, shall be reallocated to satisfy holders of the Senior Notes claim.

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Exchange to Equity and CBs Option

Equity. Between 8.736% to 15% (as elected by each holder) of the Senior Notes claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on (a) the end of two months following the issue date for the Shares exchanged for the 8.736% of the Senior Notes claim, (b) September 30, 2014 for 50% of the Shares exchanged for any of the Senior Notes claim in excess of 8.736% pursuant to clause (a) above and (c) December 31, 2014 for the balance of the Shares exchanged for such Senior Notes claim in excess of 8.736% pursuant to clause (a) above.

CBs. Remaining portion of the Senior Notes claim to be paid in CBs with the following principal terms:

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by adding the interest installment to the then outstanding principal amount (“PIK”) or issuing ADSs (and cash in lieu of fractional ADS), in each case under this clause (b) at the option of CB holders. If we elect to pay cash, we shall so notify the CB holders 15 days before the relevant interest payment date. For an election of interest payment in ADSs, the CB holders shall irrevocably notify us in writing on or prior to the relevant interest payment date if they elect to receive ADSs. We shall deliver to the CB holders ADSs on the basis of the conversion price as determined by the volume weighted average price (“VWAP”) for the 20-trading-day period immediately prior to the relevant interest payment date within five (5) Business Days following such interest payment date. “VWAP for the 20-trading-day period” means the average of the per-ADS volume-weighted average price of ADSs as displayed under the heading Bloomberg VWAP on Bloomberg page LDK.N (equity) AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for the Shares to the scheduled close of trading on such market on each VWAP trading day (calculated to reflect the then-existing ratio between ADSs and Shares), or if such volume-weighted average price is unavailable, the market value of one Share on such VWAP trading day as our Board of Directors determine in good faith using a volume-weighted average method, during the 20-trading-day period immediately prior to the date of the Conversion Request Notice. In the event a CB holder disagrees with the calculation of our Board, that CB holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: December 31, 2018 (the “Maturity Date”), unless converted, repurchased or accelerated earlier pursuant to the terms hereunder, including but without limitation, acceleration due to cross-default if holders of Preferred CBs exchanged by holders of the Preferred Obligations claim are not repaid at maturity on June 3, 2016 or such holders fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both.

Conversion: Conversion price of the CBs will be (i) US$20 principal amount of the CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015 or one year from the date of issuance of the CBs, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice (as defined below) if converted during the first one-year period immediately after such time period described in (i) above, with the conversion limited to US$62.5 million of the aggregate principal amount of the CBs during that year and to US$20 million of the aggregate principal amount of the CBs during any rolling quarter in that year, and (iii) if converted at any time after such time period described in (ii) above, the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice without any limitation on the amount of conversion.

CBs may be converted into ADSs at any time on or prior to the close of business of the Maturity Date upon giving us a Conversion Request Notice, as follows:

(a)

To elect to convert any CBs (including any PIK amount) into ADSs to the extent permitted hereunder, the relevant CB holder shall give a conversion request notice (a “Conversion Request Notice”) in writing, which notice shall be irrevocable, to us, specifying the aggregate amount of CBs to be converted in such Conversion Request Notice.

(b)

We shall, within five (5) Business Days immediately following receipt of the Conversion Request Notice, deliver to the CB holder (i) ADSs on the basis of the applicable conversion price as of the date of the Conversion Request Notice and (ii) a calculation of the VWAP for the 20-trading-day period by us, if necessary.

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We shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs, although holders of CBs are not required to convert Shares into ADSs upon any CB conversion or election of interest payment.

Form. The CBs will be issued in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear and Clearstream.

Registration Rights. To the extent Form F-3 is available for us to use pursuant to the U.S. securities laws, we shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issued in satisfaction of the claim, each issuable as interest payments on the CBs or issuable upon conversion of the CBs, if an exemption from registration is not otherwise available, shall keep its registration statement on Form F-6 effective, and shall ensure a sufficient number of ADSs are available for issuable thereunder upon deposit of any of the foregoing Shares. Holders of CBs are also entitled to customary piggyback registration rights.

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law.

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, reasonable best efforts to maintain the listing of the Shares on the NYSE at all times, notice of delisting on the NYSE, and no amendments to the terms of the Preferred CBs.

Negative Pledge. No debtor of the Senior Notes claim will, directly or indirectly, incur, assume, grant or suffer to exist any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (“Lien”) (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the CBs, or any proceeds therefrom, unless the same Lien is in existence on the date hereof.

Events of Default. Events of default (each an “EOD”) shall include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of CB holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the CBs or the indenture, (vi) cross-default in payment of or acceleration of any other offshore indebtedness in aggregate of over US$15 million, (vii) failure to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official, consents to the appointment of a custodian of us or for all or substantially all of our property or makes a general assignment of the benefit of our creditors or a court order or decree under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Senior Notes RSA, (ix) unenforceability or invalidity of any obligations of the debtors of the Senior Notes claim, and (x) cross-default if holders of Preferred Obligations fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both, upon maturity on June 3, 2016; provided that (A) in respect of (v) above, an EOD occurs upon notice of the trustee of the CBs (the “CB Trustee”) or 25% holders of then outstanding CBs in writing and it is not cured within 30 days after such notice, (B) if an EOD (other than (viii) above) occurs, the CB Trustee or 25% holders of then outstanding CBs, by written notice to us, may declare the CBs to be immediately due and payable in full, (C) if an EOD under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the CBs are immediately due and payable in full without any declaration or other act on the part of the CB Trustee or any CB holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or decree, all existing EOD having been cured or waived and all amounts due under the CBs have been paid.

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PREFERRED OBLIGATIONS
Overview

240,000,000 Series A Redeemable Convertible Preferred Shares (the “Preferred Shares”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) issued in June 2011 for a total consideration of US$240.0 million, plus an internal rate of return of 23% on an annualized basis (the “IRR”) as accrued, less dividends received (the “Preferred Obligations”). Subject to the terms, rights and preferences of the Preferred Shares, each holder of Preferred Shares may, at its sole discretion, require us or LDK Silicon to redeem and/or purchase the Preferred Shares at the original subscription price plus the IRR, less dividends received.

Each of LDK Silicon, our company, LDK Solar Co., Ltd., Peng Xiaofeng, Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Silicon Holding Co., Limited (“LDK Silicon Hong Kong”) and Jiangxi LDK PV Silicon Technology Co., Ltd. also agreed to assure that the holders of the Preferred Shares receive the IRR. Under a deed of guarantee, Peng Xiaofeng further guaranteed the IRR and the obligations of LDK Silicon, our company, Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Silicon Hong Kong, and Jiangxi LDK PV Silicon Technology Co., Ltd.

We also pledged 15% of the equity interest in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“Jiangxi LDK Solar”) as security for the payment of a portion of the IRR.

Preferred Obligations claim	Equal to the aggregate principal amount of Preferred Obligations, plus (i) accrued interest at the IRR through June 3, 2013, less dividends received, and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring of the Preferred Obligations as contemplated in the Preferred Obligations RSA.

Treatment of Preferred Obligations Claim

Each holder of a Preferred Obligations claim may choose to:

(1) cash-out its outstanding Preferred Obligations claim, and/or

(2) exchange its outstanding Preferred Obligations claim into Shares and our bonds convertible into ADSs (the “Preferred CBs”);

provided that any holder of the Preferred Obligations claim that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to any maximum cash amount limit on such cash-out option, with the excess of its Preferred Obligations claim deemed to have chosen the exchange for Shares and Preferred CBs in (2) above with the initial equity election at 8.736% of its remaining Preferred Obligations claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

Cash-out Option	Cash payment of US$0.20 per US$1.00 of the Preferred Obligations claim subject to a cap of US$50 million of total Preferred Obligations claim (or US$10 million maximum cash amount), unless we determine that we have additional funding for payment of a higher amount (in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the Preferred Obligations claim and holders of the Senior Notes claim requesting the cash-out); provided, however, that if the cash amount allocated to holders of the Preferred Obligations claim is less than that necessary to satisfy all holders of Preferred Obligations claim electing this cash-out option, any excess cash amount not used by holders of the Senior Notes claim, after satisfying the election of their cash-out option, shall be reallocated to satisfy holders of the Preferred Obligations claim.

Exchange to Equity and Preferred CBs Option	Equity. Between 8.736% to 15% (as elected by each holder) of the Preferred Obligations claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on (a) the end of two months following the issue date for the Shares exchanged for the 8.736% of the Preferred Obligations claim, (b) September 30, 2014 for 50% of the Shares exchanged for any of the Preferred Obligations claim in excess of 8.736% pursuant to clause (a) above and (b) December 31, 2014 for the balance of the Shares exchanged for such Preferred Obligations claim in excess of 8.736% pursuant to clause (a) above.

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Preferred CBs. Remaining portion of the Preferred Obligations claim to be paid in a single series of Preferred CBs with the following principal terms:

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by PIK or by issuing ADSs (and cash in lieu of fractional ADS), in each case under this clause (b) at the option of Preferred CB holders. If we elect to pay cash, we shall so notify the Preferred CB Holders 15 days before the relevant interest payment date. For an election of interest payment in ADSs, the Preferred CB holders shall irrevocably notify us in writing on or prior to the relevant interest payment date if they elect to receive ADSs. We shall deliver to the Preferred CB holders, within five (5) Business Days following such interest payment date, ADSs on the basis of the conversion price as determined by the VWAP for the 20-trading-day period immediately prior to the relevant interest payment date.

Term: June 3, 2016, which may be extended and/or paid with ADSs at VWAP for the 20-trading-day period immediately prior to the due date, at the option of at least two thirds ( 2⁄3) in aggregate principal amount of the Preferred CBs (the “Majority Preferred CB Holders”).

Conversion: Conversion price of the Preferred CBs will be (i) US$20 principal amount of the Preferred CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015 or one year from the date of issuance of the Preferred CBs, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice (as defined below) if converted during the first one-year period immediately after such time period described in (i) above, with the conversion limited to US$62.5 million of the aggregate principal amount of the Preferred CBs during that year and to US$20 million of the aggregate principal amount of the Preferred CBs during any rolling quarter in that year, and (iii) if converted at any time after such time period described in (ii) above, the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice without any limitation on the amount of conversion.

The Preferred CBs may be converted into ADSs at any time on or prior to the close of business of their maturity upon giving us a Preferred Conversion Request Notice, as follows:

(a)	To elect to convert any Preferred CBs (including any PIK amount) into ADSs to the extent permitted hereunder, the relevant Preferred CB holder shall give a conversion request notice (a “Preferred Conversion Request Notice”) in writing, which notice shall be irrevocable, to us, specifying the aggregate amount of Preferred CBs to be converted in such Preferred Conversion Request Notice; and

(b)	We shall, within five (5) Business Days immediately following receipt of the Preferred Conversion Request Notice, deliver to the Preferred CB holder (i) ADSs on the basis of the applicable conversion price as of the date of the Preferred Conversion Request Notice and (ii) a calculation of the VWAP for the 20-trading-day period by us, if necessary.

We shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of Preferred CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs, although holders of Preferred CBs are not required to convert Shares into ADSs upon any Preferred CB conversion or election of interest payment.

Security: (i) a pledge by us of all of our equity in LDK Silicon, (ii) a pledge by us of 24% of our equity in Jiangxi LDK Solar, (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng;

Form. The Preferred CBs will be issued in book-entry form through the facilities of DTC for the accounts of its participants;

Registration Rights. To the extent Form F-3 is available for us to use pursuant to the U.S. securities laws, we shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issuable as a result of the exchange of any Preferred Obligations claim or as interest payments on the Preferred CBs or issuable upon conversion of the Preferred CBs, if an exemption from registration is not otherwise available, with holders of Preferred CBs also entitled to customary piggyback registration rights;

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Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law;

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, and notice of delisting on NYSE;

Negative Pledge. No debtor of the Preferred Obligations claim will, directly or indirectly, incur, assume, grant or suffer to exist any Lien (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of our properties or assets, whether owned on or acquired after the date of the issuance of the Preferred CBs, or any proceeds therefrom, unless the same Lien is created for the Preferred CBs on a pari passu basis or is in existence on the date hereof;

Event of Default. To include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of Preferred CB holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the Preferred CBs or the indenture, (vi) cross-default in payment of any other offshore indebtedness, or acceleration of any other indebtedness, in the aggregate of over US$15 million, (vii) failure to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Preferred Obligations RSA, and (ix) unenforceability or invalidity of any obligations of the debtors of the Preferred Obligations claim; provided that (A) an event of default occurs upon notice of the trustee of the Preferred CBs or 25% holders of then outstanding Preferred CBs in writing and it is not cured within 60 days after such notice, (B) if an event of default (other than (viii) above) occurs, the trustee or 25% holders of then outstanding Preferred CBs, by written notice to us, may declare the Preferred CBs to be immediately due and payable in full, (C) if an event of default under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the Preferred CBs are immediately due and payable in full without any declaration or other act on the part of the trustee or any Preferred CB holder, and (D) a majority in aggregate principal amount of then outstanding Preferred CBs may irrevocably instruct the Preferred CB trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or laws.

OTHER OFFSHORE CLAIMS
Overview	We have a variety of other offshore obligations owed to non-affiliates (the “Other Offshore Claims”).

Treatment of Other Offshore Claims

Each holder of Other Offshore Claims may choose to:

(1) cash-out its outstanding Other Offshore Claims, and/or

(2) exchange its outstanding Other Offshore Claims into Shares and our bonds convertible into ADSs;

each on terms substantially the same as the treatment to the Senior Notes claim; provided that any holder of such Other Offshore Claims that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to a cap of US$20 million of total Other Offshore Claims (or US$4 million maximum cash amount), unless we determines that we have additional funding for payment of a higher amount; provided, however, that if the cash amount allocated to holders of the Other Offshore Claims is less than that necessary to satisfy all holders of Other Offshore Claims electing this cash-out option, any excess cash amount not used by holders of the Senior Notes claim and/or the Preferred Obligations claim, after satisfying the election of their respective cash-out options, may be reallocated to satisfy holders of the Other Offshore Claims. Any excess of its Other Offshore Claims shall be deemed to have chosen the exchange for Shares and our bonds convertible into ADSs in (2) above, with the initial equity election at 8.736% of such remaining Other Offshore Claims to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

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Equal Treatment	We have agreed that we will not treat any creditor of the Other Offshore Claims in a manner more favorable than we have afforded the Consenting Preferred Holders or Consenting Noteholders as set forth in the Senior Notes RSA and the Preferred Obligations RSA (including, without limitation, by obtaining a recovery through set-off or enforcement against us or reaching agreement with any such guarantor), without a written consent from the Consenting Preferred Holders and Consenting Noteholders.

Subject to the sanction of the Cayman Court, we, while acknowledging the mutual conditionality of the treatment accorded to the holders of the Preferred Obligations and the holders of the Senior Notes as contemplated in the Restructuring Transactions, have undertaken to notify the holders if we determine that we will not be able to achieve the approval by either or both groups of holders of a scheme of arrangement for the Restructuring Transactions in the Cayman Islands as required by the Cayman law. Upon such notice, holders of the Preferred Obligations and/or holders of the Senior Notes will each have a right to terminate the Senior Notes RSA and the Preferred Obligations RSA, as the case may be.

Restructuring Financing

In order to finance the Restructuring Transactions, and subject to the approval of the JPLs and the sanction of the Cayman Court, we intend to raise:

•	an Interim Financing up to an aggregate principal amount of US$14 million; and

•	subsequently, an exit financing (including any rollover of the Interim Financing, the “Exit Financing” and, together with the Interim Financing, the “Restructuring Financing”) up to an aggregate principal amount, and on such terms, as may be agreed to by holders of the Senior Notes claim and holders of the Preferred Obligations claim (the “Restructuring Loans”).

As committed by HRX and based upon the most recent projections, the amounts contemplated under the Interim Financing will generate sufficient liquidity for us to cover the period from its initial date of funding until the Cayman Court approves a scheme of arrangement proposed by the JPLs and the approval and/or recognition by courts of other relevant jurisdictions. The Exit Financing is intended to refinance the Interim Financing and to fund the cash component of the restructuring consideration and any working capital required by us post-restructuring.

The Interim Financing commitment by HRX to us contains the following key terms:

Borrower	LDK Solar Co., Ltd., acting through the JPLs.

Lender	HRX and/or any other lenders as approved by the JPLs.

Loan Amount	US$14,000,000.

Form of Loan	The loan will be documented by way of a convertible promissory note, issued by us to the Lender (the “Note”), convertible into Shares.

Maturity Date	The Note will mature 64 months after its issue date. Principal amounts outstanding under the Note on the Maturity Date (which have not been redeemed or converted prior to such date) will be redeemed by us in cash on maturity.

No Interest	The Note will be interest free through the Maturity Date.

Redemption Prior to the Maturity Date	We may redeem all or any part of the principal amount of the Note (without any penalty, premium or interest on the amount so redeemed) during the period starting from the issue date until the date falling four (4) months thereafter. Following such period and prior to the Maturity Date, we may not redeem all or any part of the Note.

Guarantees	None.

Collateral	None.

Conversion	• All or any of the outstanding principal amount under the Note may, at the option of the Lender at any time four (4) months after the Closing Date and prior to the Maturity Date, be converted into Shares.

• The conversion price shall be equal to 50% of the VWAP of the ADSs during the immediately preceding 60 trading days on the NYSE.

• Conversion shall be subject to customary conditions, including a one-year lock-up on the converted Shares.

Warrant	• HRX shall be given a warrant exerciseable for 6.6 million Shares with an exercise price of US$0.10 per share. The warrant will be exerciseable for a one-year period beginning on July 31, 2014.

• The warrant shall be entitled to standard anti-dilution protection.

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Events of Default	If (i) we fail to comply with any of our obligations under the Note within fifteen (15) days of the relevant due date, or (ii) we cease to be subject to the provisional liquidation and are instead subject to an official liquidation, then the Lender may declare the outstanding principal of the Note to be immediately due and payable.

Non-recourse to Provisional Liquidators	The Note will contain customary terms on the part of the Lender and us with respect to non-recourse to, and indemnification of, the JPLs.

Existing Equity and Dilution

Our existing ordinary equity will continue to exist post-restructuring as contemplated in the Senior Notes RSA and the Preferred Obligations RSA. The Restructuring Transactions will cause significant dilution to our existing equityholders as a result of the issuances of our equity securities and convertible securities. Although it is highly unlikely that the following assumptions may materialize in the fashion described below or at all, solely for illustrative purposes with respect to the dilution effects on the existing equityholders, it is assumed:

•	the consummation for the Restructuring Transactions to occur on July 31, 2014;

•	the ADS trading price to remain constant since February 21, 2014 throughout the relevant period at US$1.01, the NYSE closing price immediately prior to the trading halt on that day;

•	the VWAP for the 20-trading-day period to remain constant throughout the relevant period at US$1.0718, based on the NYSE closing prices for the 20-trading-day period immediately prior to the trading halt on February 21, 2014;

•	all holders of the Senior Notes and Preferred Obligations to elect the equity and convertible bonds option, and not the cash-out option;

•	all holders of the Other Offshore Claims to elect the cash-out option, with sufficient cash to cash them out entirely;

•	all holders of the Senior Notes and Preferred Obligations to elect to receive the maximum percentage (15%) of their respective claims in Shares at US$1.586 per share on July 31, 2014;

•	all holders of the Senior Notes and Preferred Obligations to elect to receive ADSs for the interest payments on their convertible bonds at 5.535% per annum payable semi-annually in arrears, assuming our failure to elect to pay cash;

•	all holders of the Senior Notes and Preferred Obligations to elect to not convert their convertible bonds into ADSs at US$20 per ADS on or prior to March 31, 2015;

•	all holders of the Senior Notes and Preferred Obligations to elect to convert their convertible bonds into ADSs at the VWAP for the 20-trading-day period after March 31, 2015, subject to a conversion limit during the one-calendar-year period from March 31, 2015 of (i) US$62.5 million of the aggregate principal amount of the CBs during the year-long period, with a US$20 million limit on such conversion during any rolling quarter in such year-long period, and (ii) US$62.5 million of the aggregate principal amount of the Preferred CBs during such year-long period, with a US$20 million limit on the conversion during any rolling quarter in such year-long period;

•	all holders of the Senior Notes and Preferred Obligations to elect to convert their remaining convertible bonds into ADSs at the VWAP for the 20-trading-day period after March 31, 2016 without any limitation on the amount of conversion;

•	our company to fail to redeem the Note during the four months following the funding date and the Interim Financing lender to elect to convert its Restructuring Loans under the Interim Financing into Shares on July 31, 2014 at the conversion price equal to 50% of the VWAP of the ADSs during the immediately preceding 60 trading days on the NYSE; and

•	HRX to elect to exercise its warrant for 6.6 million Shares at an exercise price of US$0.10 per share on July 31, 2014;

then, the shareholding structure under this assumed scenario could appear as follows:

•	the holders of the Senior Notes may hold Shares, then issued and outstanding, up to approximately

•	9.5% on July 31, 2014;

•	11.1% on January 31, 2015;

•	15.3% on June 30, 2015;

•	19.6% on September 30, 2015;

•	22.2% on December 31, 2015;

•	23.0% on March 31, 2016; and

•	31.8% on July 31, 2016.

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•	the holders of the Preferred Obligations may hold Shares, then issued and outstanding, up to approximately

•	12.5% on July 31, 2014;

•	14.7% on January 31, 2015;

•	18.5% on June 30, 2015;

•	22.9% on September 30, 2015;

•	25.2% on December 31, 2015;

•	26.4% on March 31, 2016; and

•	42.3% on July 31, 2016.

•	HRX and any other Interim Financing lender may hold Shares, then issued and outstanding, up to approximately

•	11.2% on July 31, 2014; and

•	3.7% on July 31, 2016.

•	the equity ownership of our existing equityholders may be subject to dilution to approximately

•	66.8% on July 31, 2014;

•	63.5% on January 31, 2015;

•	56.6% on June 30, 2015;

•	49.2% on September 30, 2015;

•	45.0% on December 31, 2015;

•	43.3% on March 31, 2016; and

•	22.2% on July 31, 2016.

We have not yet formulated or negotiated the terms for the Exit Financing. To the extent any equity-linked derivative instruments are used in the Exit Financing, it may further dilute the shareholding structure of the existing shareholders at the relevant time as may be contemplated in the Exit Financing documentation. Neither has the presentation included the consideration of any anti-dilution provisions that may be in existence with any of our securities.

You should understand this simplistic pro forma ownership structure for illustrative purposes should not be regarded as an indication that we or any other person considered, or now consider, this information to be necessarily predictive of actual future results. It does not constitute an admission or representation by any person that such information was or is material, or that the expectations, beliefs, opinions, and assumptions underlying such pro forma illustrative ownership structure remain the same as of the date of this announcement or will remain the same at any time in the future. Depending on the VWAP at any relevant time, the cash-out option and the conversion option that any holder of Senior Notes or Preferred Obligations may elect at any relevant time, the amount of claims outstanding subject to conversion at any relevant time, our financial performance at any relevant time, the photovoltaic market performance at any relevant time, the stock market performance at any relevant time, and many other factors, risks and considerations beyond the scope of this announcement, the dilution on the equity interest of any equityholder at any relevant time may be significantly different. You are cautioned not to place undue reliance on such estimates.

Our press release issued on March 28, 2014 is attached hereto as Exhibit 99.5.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: March 31, 2014

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Exhibit 99.5

LDK Solar Confirms Offshore Restructuring Arrangements and Interim Financing

Xinyu City, China and Sunnyvale, California, March 28, 2014 – LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”; NYSE: LDK) announces that, subsequent to the Grand Court of the Cayman Islands (the “Cayman Court”) appointment of Tammy Fu and Eleanor Fisher, both partners of Zolfo Cooper (Cayman) Limited, as joint provisional liquidators (“JPLs”) for the Company on February 27, 2014, LDK Solar, working together with the JPLs, has engaged in extensive negotiations with its offshore creditors with a view toward reaching agreement on the terms of an offshore restructuring. As of the date of this announcement, the Company has received:

•	signatures to a restructuring support agreement (the “Senior Notes RSA”) from the holders of approximately 60% in aggregate principal amount of its 10% Senior Notes due 2014 (the “Senior Notes”);

•	signatures to a separate restructuring support agreement (the “Preferred Obligations RSA”) from the holders of approximately 79% of the convertible preferred shares issued by an affiliate of the Company and involving claims against the Company (the “Preferred Obligations”);

•	signatures to both the Senior Notes RSA and the Preferred Obligations RSA from the debtors of the Senior Notes and the Preferred Obligations and a majority of the shareholders of the Company; and

•	a signed commitment letter from Heng Rui Xin Energy (HK) Co., Limited (“HRX”), an existing shareholder of the Company, to provide an interim financing (the “Interim Financing”) up to an aggregate principal amount of US$14 million.

The execution of both the Senior Notes RSA and the Preferred Obligations RSA and the commitment to the Interim Financing represent a significant step for the Company in its efforts to restructure its offshore obligations, although the entry by the Company into the Senior Notes RSA, the Preferred Obligations RSA and the Interim Financing is subject to the sanction of the Cayman Court, currently expected to be on or around April 2, 2014 at a scheduled hearing.

The principal terms of the offshore restructuring transactions as contemplated in the Senior Notes RSA and the Preferred Obligations RSA (the “Restructuring Transactions”) are summarized below:

SENIOR NOTES
Overview	Renminbi-denominated US$-settled 10% Senior Notes due February 28, 2014, with an aggregate principal amount of Rmb 1,631,600,000 currently outstanding, issued pursuant to an indenture dated as of February 28, 2011, as amended and supplemented, among LDK Solar, as issuer, LDK Solar USA, Inc., LDK Solar International Company Limited, LDK Solar Europe Holding S.A., LDK Solar Italia S.R.L. (currently in liquidation), LDK Trading Service Germany GmbH, LDK Solar Hi-Tech (Hong Kong) Co., Limited, LDK Solar Tech USA, Inc., LDK Solar Spain S.L., and LDK PV Tech (Hong Kong) Co., Limited, as subsidiary guarantors, and the indenture trustee, among others party thereto.

Senior Notes claim	Equal to the aggregate principal amount of Senior Notes, plus (i) accrued interest at the interest rate of the Senior Notes through June 3, 2013 and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring of the Senior Notes as contemplated in the Senior Notes RSA.

Treatment of Senior Notes Claim

Each holder of a Senior Notes claim may choose to:

(1) cash-out its outstanding Senior Notes claim, and/or

(2) exchange its outstanding Senior Notes claim into ordinary shares of the Company (“Shares”) and bonds convertible into American depositary shares (“ADSs”) representing Shares (the “CBs”);

provided that any holder of a Senior Notes claim that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to any maximum cash amount limit on such cash-out option, with the excess of its Senior Notes claim deemed to have chosen the exchange for Shares and CBs in (2) above with the initial equity election at 8.736% of its remaining Senior Notes claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

Cash-out Option	Cash payment of US$0.20 per US$1.00 of the Senior Notes claim subject to a cap of US$50 million of total Senior Notes claim (or US$10 million maximum cash amount), unless the Company determines that it has additional funding for payment of a higher amount (in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the Preferred Obligations claim and holders of the Senior Notes claim requesting the cash-out); provided, however, that if the cash amount allocated to holders of the Senior Notes claim is less than that necessary to satisfy all holders of Senior Notes claim electing this cash-out option, any excess cash amount not used by holders of the Preferred Obligations claim, after satisfying the election of their cash-out option, shall be reallocated to satisfy holders of the Senior Notes claim.

Exchange to Equity and CBs Option

Equity. Between 8.736% to 15% (as elected by each holder) of the Senior Notes claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on (a) the end of two months following the issue date for the Shares exchanged for the 8.736% of the Senior Notes claim, (b) September 30, 2014 for 50% of the Shares exchanged for any of the Senior Notes claim in excess of 8.736% pursuant to clause (a) above and (c) December 31, 2014 for the balance of the Shares exchanged for such Senior Notes claim in excess of 8.736% pursuant to clause (a) above.

CBs. Remaining portion of the Senior Notes claim to be paid in CBs with the following principal terms:

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by the Company or (b) if the Company elects not to pay cash, by adding the interest installment to the then outstanding principal amount (“PIK”) or issuing ADSs (and cash in lieu of fractional ADS), in each case under this clause (b) at the option of CB holders. If the Company elects to pay cash, it shall so notify the CB holders 15 days before the relevant interest payment date. For an election of interest payment in ADSs, the CB holders shall irrevocably notify the Company in writing on or prior to the relevant interest payment date if they elect to receive ADSs. The Company shall deliver to the CB holders ADSs on the basis of the conversion price as determined by the volume weighted average price (“VWAP”) for the 20-trading-day period immediately prior to the relevant interest payment date within five (5) Business Days following such interest payment date. “VWAP for the 20-trading-day period” means the average of the per-ADS volume-weighted average price of ADSs as displayed under the heading Bloomberg VWAP on Bloomberg page LDK.N (equity) AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for the Shares to the scheduled close of trading on such market on each VWAP trading day (calculated to reflect the then-existing ratio between ADSs and Shares), or if such volume-weighted average price is unavailable, the market value of one Share on such VWAP trading day as the Board of Directors of the Company determines in good faith using a volume-weighted average method, during the 20-trading-day period immediately prior to the date of the Conversion Request Notice. In the event a CB holder disagrees with the calculation of the Board, that CB holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: December 31, 2018 (the “Maturity Date”), unless converted, repurchased or accelerated earlier pursuant to the terms hereunder, including but without limitation, acceleration due to cross-default if holders of Preferred CBs exchanged by holders of the Preferred Obligations claim are not repaid at maturity on June 3, 2016 or such holders fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both.

Conversion: Conversion price of the CBs will be (i) US$20 principal amount of the CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015 or one year from the date of issuance of the CBs, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice (as defined below) if converted during the first one-year period immediately after such time period described in (i) above, with the conversion limited to US$62.5 million of the aggregate principal amount of the CBs during that year and to US$20 million of the aggregate principal amount of the CBs during any rolling quarter in that year, and (iii) if converted at any time after such time period described in (ii) above, the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice without any limitation on the amount of conversion.

CBs may be converted into ADSs at any time on or prior to the close of business of the Maturity Date upon giving the Company a Conversion Request Notice, as follows:

(a)    To elect to convert any CBs (including any PIK amount) into ADSs to the extent permitted hereunder, the relevant CB holder shall give a conversion request notice (a “Conversion Request Notice”) in writing, which notice shall be irrevocable, to the Company, specifying the aggregate amount of CBs to be converted in such Conversion Request Notice.

(b)    The Company shall, within five (5) Business Days immediately following receipt of the Conversion Request Notice, deliver to the CB holder (i) ADSs on the basis of the applicable conversion price as of the date of the Conversion Request Notice and (ii) a calculation of the VWAP for the 20-trading-day period by the Company, if necessary.

The Company shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs, although holders of CBs are not required to convert Shares into ADSs upon any CB conversion or election of interest payment.

Form. The CBs will be issued in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear and Clearstream.

Registration Rights. To the extent Form F-3 is available for the Company to use pursuant to the U.S. securities laws, the Company shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issued in satisfaction of the claim, each issuable as interest payments on the CBs or issuable upon conversion of the CBs, if an exemption from registration is not otherwise available, shall keep its registration statement on Form F-6 effective, and shall ensure a sufficient number of ADSs are available for issuable thereunder upon deposit of any of the foregoing Shares. Holders of CBs are also entitled to customary piggyback registration rights.

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law.

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, reasonable best efforts to maintain the listing of the Shares on the NYSE at all times, notice of delisting on the NYSE, and no amendments to the terms of the Preferred CBs.

Negative Pledge. No debtor of the Senior Notes claim will, directly or indirectly, incur, assume, grant or suffer to exist any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (“Lien”) (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the CBs, or any proceeds therefrom, unless the same Lien is in existence on the date hereof.

Events of Default. Events of default (each an “EOD”) shall include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of CB holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the CBs or the indenture, (vi) cross-default in payment of or acceleration of any other offshore indebtedness in aggregate of over US$15 million, (vii) failure to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official, consents to the appointment of a custodian of it or for all or substantially all of its property or makes a general assignment of the benefit of its creditors or a court order or decree under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Senior Notes RSA, (ix) unenforceability or invalidity of any obligations of the debtors of the Senior Notes claim, and (x) cross-default if holders of Preferred Obligations fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both, upon maturity on June 3, 2016; provided that (A) in respect of (v) above, an EOD occurs upon notice of the trustee of the CBs (the “CB Trustee”) or 25% holders of then outstanding CBs in writing and it is not cured within 30 days after such notice, (B) if an EOD (other than (viii) above) occurs, the CB Trustee or 25% holders of then outstanding CBs, by written notice to the Company, may declare the CBs to be immediately due and payable in full, (C) if an EOD under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the CBs are immediately due and payable in full without any declaration or other act on the part of the CB Trustee or any CB holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or decree, all existing EOD having been cured or waived and all amounts due under the CBs have been paid.
PREFERRED OBLIGATIONS
Overview

240,000,000 Series A Redeemable Convertible Preferred Shares (the “Preferred Shares”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) issued in June 2011 for a total consideration of US$240.0 million, plus an internal rate of return of 23% on an annualized basis (the “IRR”) as accrued, less dividends received (the “Preferred Obligations”). Subject to the terms, rights and preferences of the Preferred Shares, each holder of Preferred Shares may, at its sole discretion, require the Company or LDK Silicon to redeem and/or purchase the Preferred Shares at the original subscription price plus the IRR, less dividends received.

Each of LDK Silicon, the Company, Peng Xiaofeng, Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Silicon Holding Co., Limited (“LDK Silicon Hong Kong”) and Jiangxi LDK PV Silicon Technology Co., Ltd. also agreed to assure that the holders of the Preferred Shares receive the IRR. Under a deed of guarantee, Peng Xiaofeng further guaranteed the IRR and the obligations of LDK Silicon, the Company, Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Silicon Hong Kong, and Jiangxi LDK PV Silicon Technology Co., Ltd.

The Company also pledged 15% of the equity interest in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“Jiangxi LDK Solar”) as security for the payment of a portion of the IRR.

Preferred Obligations claim	Equal to the aggregate principal amount of Preferred Obligations, plus (i) accrued interest at the IRR through June 3, 2013, less dividends received, and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring of the Preferred Obligations as contemplated in the Preferred Obligations RSA.

Treatment of Preferred Obligations Claim

Each holder of a Preferred Obligations claim may choose to:

(1) cash-out its outstanding Preferred Obligations claim, and/or

(2) exchange its outstanding Preferred Obligations claim into Shares and bonds of the Company convertible into ADSs (the “Preferred CBs”);

provided that any holder of the Preferred Obligations claim that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to any maximum cash amount limit on such cash-out option, with the excess of its Preferred Obligations claim deemed to have chosen the exchange for Shares and Preferred CBs in (2) above with the initial equity election at 8.736% of its remaining Preferred Obligations claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

Cash-out Option	Cash payment of US$0.20 per US$1.00 of the Preferred Obligations claim subject to a cap of US$50 million of total Preferred Obligations claim (or US$10 million maximum cash amount), unless the Company determines that it has additional funding for payment of a higher amount (in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the Preferred Obligations claim and holders of the Senior Notes claim requesting the cash-out); provided, however, that if the cash amount allocated to holders of the Preferred Obligations claim is less than that necessary to satisfy all holders of Preferred Obligations claim electing this cash-out option, any excess cash amount not used by holders of the Senior Notes claim, after satisfying the election of their cash-out option, shall be reallocated to satisfy holders of the Preferred Obligations claim.

Exchange to Equity and Preferred CBs Option

Equity. Between 8.736% to 15% (as elected by each holder) of the Preferred Obligations claim to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on (a) the end of two months following the issue date for the Shares exchanged for the 8.736% of the Preferred Obligations claim, (b) September 30, 2014 for 50% of the Shares exchanged for any of the Preferred Obligations claim in excess of 8.736% pursuant to clause (a) above and (b) December 31, 2014 for the balance of the Shares exchanged for such Preferred Obligations claim in excess of 8.736% pursuant to clause (a) above.

Preferred CBs. Remaining portion of the Preferred Obligations claim to be paid in a single series of Preferred CBs with the following principal terms:

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by the Company or (b) if Company elects not to pay cash, by PIK or by issuing ADSs (and cash in lieu of fractional ADS), in each case under this clause (b) at the option of Preferred CB holders. If the Company elects to pay cash, it shall so notify the Preferred CB Holders 15 days before the relevant interest payment date. For an election of interest payment in ADSs, the Preferred CB holders shall irrevocably notify the Company in writing on or prior to the relevant interest payment date if they elect to receive ADSs. The Company shall deliver to the Preferred CB holders, within five (5) Business Days following such interest payment date, ADSs on the basis of the conversion price as determined by the VWAP for the 20-trading-day period immediately prior to the relevant interest payment date.

Term: June 3, 2016, which may be extended and/or paid with ADSs at VWAP for the 20-trading-day period immediately prior to the due date, at the option of at least two thirds ( 2⁄3) in aggregate principal amount of the Preferred CBs (the “Majority Preferred CB Holders”).

Conversion: Conversion price of the Preferred CBs will be (i) US$20 principal amount of the Preferred CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015 or one year from the date of issuance of the Preferred CBs, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice (as defined below) if converted during the first one-year period immediately after such time period described in (i) above, with the conversion limited to US$62.5 million of the aggregate principal amount of the Preferred CBs during that year and to US$20 million of the aggregate principal amount of the Preferred CBs during any rolling quarter in that year, and (iii) if converted at any time after such time period described in (ii) above, the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice without any limitation on the amount of conversion.

The Preferred CBs may be converted into ADSs at any time on or prior to the close of business of their maturity upon giving the Company a Preferred Conversion Request Notice, as follows:

(a)    To elect to convert any Preferred CBs (including any PIK amount) into ADSs to the extent permitted hereunder, the relevant Preferred CB holder shall give a conversion request notice (a “Preferred Conversion Request Notice”) in writing, which notice shall be irrevocable, to the Company, specifying the aggregate amount of Preferred CBs to be converted in such Preferred Conversion Request Notice; and

(b)    The Company shall, within five (5) Business Days immediately following receipt of the Preferred Conversion Request Notice, deliver to the Preferred CB holder (i) ADSs on the basis of the applicable conversion price as of the date of the Preferred Conversion Request Notice and (ii) a calculation of the VWAP for the 20-trading-day period by the Company, if necessary.

The Company shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of Preferred CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs, although holders of Preferred CBs are not required to convert Shares into ADSs upon any Preferred CB conversion or election of interest payment.

Security: (i) a pledge by the Company of all of its equity in LDK Silicon, (ii) a pledge by the Company of 24% of its equity in Jiangxi LDK Solar, (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng;

Form. The Preferred CBs will be issued in book-entry form through the facilities of DTC for the accounts of its participants;

Registration Rights. To the extent Form F-3 is available for the Company to use pursuant to the U.S. securities laws, the Company shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issuable as a result of the exchange of any Preferred Obligations claim or as interest payments on the Preferred CBs or issuable upon conversion of the Preferred CBs, if an exemption from registration is not otherwise available, with holders of Preferred CBs also entitled to customary piggyback registration rights;

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law;

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, and notice of delisting on NYSE;

Negative Pledge. No debtor of the Preferred Obligations claim will, directly or indirectly, incur, assume, grant or suffer to exist any Lien (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the Preferred CBs, or any proceeds therefrom, unless the same Lien is created for the Preferred CBs on a pari passu basis or is in existence on the date hereof;

Event of Default. To include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of Preferred CB holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the Preferred CBs or the indenture, (vi) cross-default in payment of any other offshore indebtedness, or acceleration of any other indebtedness, in the aggregate of over US$15 million, (vii) failure to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Preferred Obligations RSA, and (ix) unenforceability or invalidity of any obligations of the debtors of the Preferred Obligations claim; provided that (A) an event of default occurs upon notice of the trustee of the Preferred CBs or 25% holders of then outstanding Preferred CBs in writing and it is not cured within 60 days after such notice, (B) if an event of default (other than (viii) above) occurs, the trustee or 25% holders of then outstanding Preferred CBs, by written notice to the Company, may declare the Preferred CBs to be immediately due and payable in full, (C) if an event of default under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the Preferred CBs are immediately due and payable in full without any declaration or other act on the part of the trustee or any Preferred CB holder, and (D) a majority in aggregate principal amount of then outstanding Preferred CBs may irrevocably instruct the Preferred CB trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or laws.

OTHER OFFSHORE CLAIMS
Overview	The Company has a variety of other offshore obligations owed to non-affiliates (the “Other Offshore Claims”).

Treatment of Other Offshore Claims

Each holder of Other Offshore Claims may choose to:

(1) cash-out its outstanding Other Offshore Claims, and/or

(2) exchange its outstanding Other Offshore Claims into Shares and bonds of the Company convertible into ADSs;

each on terms substantially the same as the treatment to the Senior Notes claim; provided that any holder of such Other Offshore Claims that has failed to elect as described above on or prior to the date designated for such election in connection with the Restructuring Transactions shall be deemed to have chosen the cash-out option in (1) above, subject to a cap of US$20 million of total Other Offshore Claims (or US$4 million maximum cash amount), unless the Company determines that it has additional funding for payment of a higher amount; provided, however, that if the cash amount allocated to holders of the Other Offshore Claims is less than that necessary to satisfy all holders of Other Offshore Claims electing this cash-out option, any excess cash amount not used by holders of the Senior Notes claim and/or the Preferred Obligations claim, after satisfying the election of their respective cash-out options, may be reallocated to satisfy holders of the Other Offshore Claims. Any excess of its Other Offshore Claims shall be deemed to have chosen the exchange for Shares and bonds of the Company convertible into ADSs in (2) above, with the initial equity election at 8.736% of such remaining Other Offshore Claims to be paid in Shares at US$1.586 per share, subject to a lock-up expiring on the end of two months following the issue date for such Shares.

Equal Treatment	The Company has agreed that it will not treat any creditor of the Other Offshore Claims in a manner more favorable than it has afforded the Consenting Preferred Holders or Consenting Noteholders as set forth in the Senior Notes RSA and the Preferred Obligations RSA (including, without limitation, by obtaining a recovery through set-off or enforcement against the Company or reaching agreement with any such guarantor), without a written consent from the Consenting Preferred Holders and Consenting Noteholders.

Subject to the sanction of the Cayman Court, the Company, while acknowledging the mutual conditionality of the treatment accorded to the holders of the Preferred Obligations and the holders of the Senior Notes as contemplated in the Restructuring Transactions, has undertaken to notify the holders if the Company determines that it will not be able to achieve the approval by either or both groups of holders of a scheme of arrangement for the Restructuring Transactions in the Cayman Islands as required by the Cayman law. Upon such notice, holders of the Preferred Obligations and/or holders of the Senior Notes will each have a right to terminate the Senior Notes RSA and the Preferred Obligations RSA, as the case may be.

Restructuring Financing

In order to finance the Restructuring Transactions, and subject to the approval of the JPLs and the sanction of the Cayman Court, the Company intends to raise:

•	an Interim Financing up to an aggregate principal amount of US$14 million; and

•	subsequently, an exit financing (including any rollover of the Interim Financing, the “Exit Financing” and, together with the Interim Financing, the “Restructuring Financing”) up to an aggregate principal amount, and on such terms, as may be agreed to by holders of the Senior Notes claim and holders of the Preferred Obligations claim (the “Restructuring Loans”).

As committed by HRX and based upon the most recent projections, the amounts contemplated under the Interim Financing will generate sufficient liquidity for the Company to cover the period from its initial date of funding until the Cayman Court approves a scheme of arrangement proposed by the JPLs and the approval and/or recognition by courts of other relevant jurisdictions. The Exit Financing is intended to refinance the Interim Financing and to fund the cash component of the restructuring consideration and any working capital required by the Company post-restructuring.

The Interim Financing commitment by HRX to the Company contains the following key terms:

Borrower	LDK Solar, acting through the JPLs.

Lender	HRX and/or any other lenders as approved by the JPLs.

Loan Amount	US$14,000,000.

Form of Loan	The loan will be documented by way of a convertible promissory note, issued by the Company to the Lender (the “Note”), convertible into Shares.

Maturity Date	The Note will mature 64 months after its issue date. Principal amounts outstanding under the Note on the Maturity Date (which have not been redeemed or converted prior to such date) will be redeemed by the Company in cash on maturity.

No Interest	The Note will be interest free through the Maturity Date.

Redemption Prior to the Maturity Date	The Company may redeem all or any part of the principal amount of the Note (without any penalty, premium or interest on the amount so redeemed) during the period starting from the issue date until the date falling four (4) months thereafter. Following such period and prior to the Maturity Date, the Company may not redeem all or any part of the Note.

Guarantees	None.

Collateral	None.

Conversion

•     All or any of the outstanding principal amount under the Note may, at the option of the Lender at any time four (4) months after the Closing Date and prior to the Maturity Date, be converted into Shares.

•     The conversion price shall be equal to 50% of the VWAP of the ADSs during the immediately preceding 60 trading days on the NYSE.

•     Conversion shall be subject to customary conditions, including a one-year lock-up on the converted Shares.

Warrant

•     HRX shall be given a warrant exerciseable for 6.6 million Shares with an exercise price of US$0.10 per share. The warrant will be exerciseable for a one-year period beginning on July 31, 2014.

•     The warrant shall be entitled to standard anti-dilution protection.

Events of Default	If (i) the Company fails to comply with any of its obligations under the Note within fifteen (15) days of the relevant due date, or (ii) the Company ceases to be subject to the provisional liquidation and is instead subject to an official liquidation, then the Lender may declare the outstanding principal of the Note to be immediately due and payable.

Non-recourse to Provisional Liquidators	The Note will contain customary terms on the part of the Lender and the Company with respect to non-recourse to, and indemnification of, the JPLs.

Existing Equity and Dilution

The existing ordinary equity will continue to exist post-restructuring as contemplated in the Senior Notes RSA and the Preferred Obligations RSA. The Restructuring Transactions will cause significant dilution to the existing equityholders of the Company as a result of the issuances of equity securities and convertible securities of the Company. Although it is highly unlikely that the following assumptions may materialize in the fashion described below or at all, solely for illustrative purposes with respect to the dilution effects on the existing equityholders, it is assumed:

•	the consummation for the Restructuring Transactions to occur on July 31, 2014;

•	the ADS trading price to remain constant since February 21, 2014 throughout the relevant period at US$1.01, the NYSE closing price immediately prior to the trading halt on that day;

•	the VWAP for the 20-trading-day period to remain constant throughout the relevant period at US$1.0718, based on the NYSE closing prices for the 20-trading-day period immediately prior to the trading halt on February 21, 2014;

•	all holders of the Senior Notes and Preferred Obligations to elect the equity and convertible bonds option, and not the cash-out option;

•	all holders of the Other Offshore Claims to elect the cash-out option, with sufficient cash to cash them out entirely;

•	all holders of the Senior Notes and Preferred Obligations to elect to receive the maximum percentage (15%) of their respective claims in Shares at US$1.586 per share on July 31, 2014;

•	all holders of the Senior Notes and Preferred Obligations to elect to receive ADSs for the interest payments on their convertible bonds at 5.535% per annum payable semi-annually in arrears, assuming failure of the Company to elect to pay cash;

•	all holders of the Senior Notes and Preferred Obligations to elect to not convert their convertible bonds into ADSs at US$20 per ADS on or prior to March 31, 2015;

•	all holders of the Senior Notes and Preferred Obligations to elect to convert their convertible bonds into ADSs at the VWAP for the 20-trading-day period after March 31, 2015, subject to a conversion limit during the one-calendar-year period from March 31, 2015 of (i) US$62.5 million of the aggregate principal amount of the CBs during the year-long period, with a US$20 million limit on such conversion during any rolling quarter in such year-long period, and (ii) US$62.5 million of the aggregate principal amount of the Preferred CBs during such year-long period, with a US$20 million limit on the conversion during any rolling quarter in such year-long period;

•	all holders of the Senior Notes and Preferred Obligations to elect to convert their remaining convertible bonds into ADSs at the VWAP for the 20-trading-day period after March 31, 2016 without any limitation on the amount of conversion;

•	the Company to fail to redeem the Note during the four months following the funding date and the Interim Financing lender to elect to convert its Restructuring Loans under the Interim Financing into Shares on July 31, 2014 at the conversion price equal to 50% of the VWAP of the ADSs during the immediately preceding 60 trading days on the NYSE; and

•	HRX to elect to exercise its warrant for 6.6 million Shares at an exercise price of US$0.10 per share on July 31, 2014;

then, the shareholding structure under this assumed scenario could appear as follows:

•	the holders of the Senior Notes may hold Shares, then issued and outstanding, up to approximately

•	9.5% on July 31, 2014;

•	11.1% on January 31, 2015;

•	15.3% on June 30, 2015;

•	19.6% on September 30, 2015;

•	22.2% on December 31, 2015;

•	23.0% on March 31, 2016; and

•	31.8% on July 31, 2016.

•	the holders of the Preferred Obligations may hold Shares, then issued and outstanding, up to approximately

•	12.5% on July 31, 2014;

•	14.7% on January 31, 2015;

•	18.5% on June 30, 2015;

•	22.9% on September 30, 2015;

•	25.2% on December 31, 2015;

•	26.4% on March 31, 2016; and

•	42.3% on July 31, 2016.

•	HRX and any other Interim Financing lender may hold Shares, then issued and outstanding, up to approximately

•	11.2% on July 31, 2014; and

•	3.7% on July 31, 2016.

•	the equity ownership of the existing equityholders of the Company may be subject to dilution to approximately

•	66.8% on July 31, 2014;

•	63.5% on January 31, 2015;

•	56.6% on June 30, 2015;

•	49.2% on September 30, 2015;

•	45.0% on December 31, 2015;

•	43.3% on March 31, 2016; and

•	22.2% on July 31, 2016.

The Company has not yet formulated or negotiated the terms for the Exit Financing. To the extent any equity-linked derivative instruments are used in the Exit Financing, it may further dilute the shareholding structure of the existing shareholders at the relevant time as may be contemplated in the Exit Financing documentation. Neither has the presentation included the consideration of any anti-dilution provisions that may be in existence with any of the Company’s securities.

You should understand this simplistic pro forma ownership structure of the Company for illustrative purposes should not be regarded as an indication that LDK Solar or any other person considered, or now considers, this information to be necessarily predictive of actual future results. It does not constitute an admission or representation by any person that such information was or is material, or that the expectations, beliefs, opinions, and assumptions underlying such pro forma illustrative ownership structure of the Company remain the same as of the date of this announcement or will remain the same at any time in the future. Depending on the VWAP at any relevant time, the cash-out option and the conversion option that any holder of Senior Notes or Preferred Obligations may elect at any relevant time, the amount of claims outstanding subject to conversion at any relevant time, the financial performance of the Company at any relevant time, the photovoltaic market performance at any relevant time, the stock market performance at any relevant time, and many other factors, risks and considerations beyond the scope of this announcement, the dilution on the equity interest of any equityholder at any relevant time may be significantly different. You are cautioned not to place undue reliance on such estimates.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation (NYSE: LDK)

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

Financial Advisor to Senior Notes Holders	Legal Advisor to Senior Notes Holders

Brandon Gale Houlihan Lokey bgale@hl.com	Daniel Anderson Ropes & Gray daniel.anderson@ropesgray.com

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